Exhibit 99.1

Tiziana Announces Data Showing Nasal Anti-CD3 Improves Cognition Associated with Aging

BOSTON, MA, April 1, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana”), a biotechnology company developing its lead candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, announces positive preclinical data highlighting nasal anti-CD3’s potential as a novel approach to address neuroinflammation associated with aging, which contributes to cognitive decline in age-related disorders. In the study, nasal anti-CD3 reversed key aspects of brain aging, and improved cognition.

Key study findings:

●	Nasal anti-CD3 dampens microglial activation that drives chronic neuroinflammation. This reduction in inflammation, which is strongly linked to cognitive decline, suggests the therapy could help mitigate the inflammatory burden and slow aspects of the aging process.

●	Nasal anti-CD3 enhances neurogenesis in the hippocampus, a region critical for learning and memory and reduces cellular senescence by down regulating inflammatory markers and age-related genes.

“These preclinical results are highly encouraging and build on our growing body of evidence that nasal foralumab modulates the immune system to reduce neuroinflammation,” said Howard L. Weiner, M.D., Chairman of Tiziana’s Scientific Advisory Board and co-director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital. “By targeting T cells to influence microglial behavior and promote brain repair mechanisms like neurogenesis, nasal anti-CD3 offers a differentiated, non-invasive approach with potential applications in age related cognitive impairment.”

“These aging model findings reinforce the mechanism of action of intranasal foralumab, which stimulates regulatory T cells that reduce neuroinflammation,” said Ivor Elrifi, CEO of Tiziana Life Sciences. “Tiziana continues to advance its clinical programs for intranasal foralumab, including ongoing trials in Non-Active Secondary Progressive Multiple Sclerosis, MSA, ALS, Alzheimer’s disease, and other neurodegenerative indications, while expanding preclinical research into additional areas such as aging.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biologic candidate that has been shown to stimulate T regulatory cells when dosed intranasally. Currently, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2],[3]

About Tiziana Life Sciences

Tiziana is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Tiziana’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Tiziana’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Tiziana cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of Tiziana only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2024, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. Tiziana will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120
[3]	https://www.neurology.org/doi/10.1212/NXI.0000000000200543

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